Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Permianville Royalty Trust (the “Trust”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its units of beneficial interest, which are referred to in this exhibit as “Trust Units.”

Description of Trust Units

Each Trust Unit is a unit of beneficial interest in the Trust and is entitled to receive cash distributions from the “Trust” on a pro rata basis. Each Trust unitholder has the same rights regarding his or her Trust Units as every other Trust unitholder has regarding his or her units. The Trust Units are in book-entry form only and are not represented by certificates.

Distributions and Income Computations

Each month, The Bank of New York Mellon Trust Company, N.A., as trustee of the Trust (the “Trustee”), determines the amount of funds available for distribution to the Trust unitholders. Available funds are the excess cash, if any, received by the Trust from the net profits interest previously conveyed to the Trust (the “Net Profits Interest”) and other sources (such as interest earned on any amounts reserved by the Trustee) that month, over the Trust’s liabilities for that month. Available funds are reduced by any cash the Trustee decides to hold as a reserve against future liabilities. The holders of Trust Units as of the applicable record date (generally the last business day of each calendar month) are entitled to monthly distributions payable on or before the 10th business day after the record date. In the event that the net profits for any computation period is a negative amount, the Trust will receive no payment for that period, and any such negative amount plus accrued interest will be deducted from gross profits in the following computation period for purposes of determining the net profits for that following computation period.

Unless otherwise advised by counsel or the Internal Revenue Service, the Trustee will treat the income and expenses of the Trust for each month as belonging to the Trust unitholders of record on the monthly record date. Trust unitholders generally will recognize income and expenses for tax purposes in the month the Trust receives or pays those amounts, rather than in the month the Trust distributes the cash to which such income or expenses (as applicable) relate. Minor variances may occur. For example, the Trustee could establish a reserve in one month that would not result in a tax deduction until a later month.

Transfer of Trust Units

Trust unitholders may transfer their Trust Units in accordance with the trust agreement (the “Trust Agreement”) among Enduro Resource Partners LLC (“Enduro”), as trustor, the Trustee, and Wilmington Trust Company (the “Delaware Trustee”), as Delaware Trustee. The Trustee will not require either the transferor or transferee to pay a service charge for any transfer of a Trust Unit. The Trustee may require payment of any tax or other governmental charge imposed for a transfer. The Trustee may treat the owner of any Trust Unit as shown by its records as the owner of the Trust Unit. The Trustee will not be considered to know about any claim or demand on a Trust Unit by any party except the record owner. A person who acquires a Trust Unit after any monthly record date will not be entitled to the distribution relating to that monthly record date. Delaware law and the Trust Agreement govern all matters affecting the title, ownership or transfer of Trust Units.

Periodic Reports

The Trustee files all required Trust federal and state income tax and information returns. The Trustee prepares and mails to Trust unitholders annual reports that Trust unitholders need to correctly report their share of the income and deductions of the Trust. The Trustee also causes to be prepared and filed reports that are required to be filed under the Exchange Act and by the rules of any securities exchange or quotation system on which the Trust Units are listed or admitted to trading, and also causes the Trust to comply with the provisions of the Sarbanes-Oxley Act of 2002, including but not limited to, establishing, evaluating and maintaining a system of internal control over financial reporting in compliance with the requirements of Section 404 thereof.

Each Trust unitholder and his or her representatives may examine, for any proper purpose, during reasonable business hours, the records of the Trust and the Trustee, subject to such restrictions as are set forth in the Trust Agreement.

Liability of Trust Unitholders

Under the Delaware Statutory Trust Act, Trust unitholders are entitled to the same limitation of personal liability extended to stockholders of private corporations for profit under the General Corporation Law of the State of Delaware. The courts in jurisdictions outside of Delaware, however, might not give effect to such limitation.

Voting Rights of Trust Unitholders

The Trustee or Trust unitholders owning at least 10% of the outstanding Trust Units may call meetings of Trust unitholders. The Trust is responsible for all costs associated with calling a meeting of Trust unitholders, unless such meeting is called by the Trust unitholders in which case the Trust unitholders are responsible for all costs associated with calling such meeting. Meetings must be held in such location as is designated by the Trustee in the notice of such meeting. The Trustee must send notice of the time and place of the meeting and the matters to be acted upon to all of the Trust unitholders at least 20 days and not more than 60 days before the meeting. Trust unitholders representing a majority of Trust Units outstanding must be present or represented to have a quorum. Each Trust unitholder is entitled to one vote for each Trust Unit owned. Abstentions and broker non-votes shall not be deemed to be a vote cast.

Unless otherwise required by the Trust Agreement, a matter may be approved or disapproved by the affirmative vote of a majority of the Trust Units present in person or by proxy at a meeting where there is a quorum. This is true even if a majority of the total Trust Units did not approve it. The affirmative vote of the holders of at least 75% of the outstanding Trust Units is required to:

•	dissolve the Trust;

•	amend the Trust Agreement (except with respect to certain matters that do not adversely affect the rights of Trust unitholders in any material respect); or

•	approve the sale of all the assets of the Trust (including the sale of the Net Profits Interest).

At the special meeting of Trust unitholders held on August 30, 2017, unitholders approved amendments to the Trust Agreement. In September 2017, Enduro, the Trustee and the Delaware Trustee entered into the First Amendment to Amended and Restated Trust Agreement, which amended certain provisions of the Trust Agreement to, among other things, allow Enduro (and, therefore, following the sale transaction described in the Annual Report on Form 10-K to which this Description of Trust Units is filed as an exhibit, COERT Holdings 1 LLC) to sell interests in the properties in which the Trust holds the Net Profits Interest free and clear of the Net Profits Interest with the approval of Trust unitholders holding at least 50% of the then outstanding units of the Trust at a meeting held in accordance with the requirements of the Trust Agreement. This amendment reduced the required threshold for approval of such sales from 75% to 50% of the outstanding units of the Trust.

In addition, certain amendments to the Trust Agreement may be made by the Trustee without approval of the Trust unitholders.